UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO 13d-2(b)

(Amendment No. 1) *

GP Investments Acquisition Corp.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G40357 116

(CUSIP Number)

May 1, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G40357 116	13G	Page 1 of 11

1	NAMES OF REPORTING PERSONS Silver Rock Financial GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,250,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%*
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

*	Based on 21,562,500 Ordinary Shares outstanding as of May 16, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q filed May 16, 2016.

CUSIP No. G40357 116	13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS Silver Rock Financial LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,250,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%*
12	TYPE OF REPORTING PERSON PN (Delaware limited partnership)

*	Based on 21,562,500 Ordinary Shares outstanding as of May 16, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q filed May 16, 2016.

CUSIP No. G40357 116	13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS Silver Rock Financial LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. G40357 116	13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS Mounte LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON OO (Delaware limited liability company)

CUSIP No. G40357 116	13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS Ralph Finerman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12	TYPE OF REPORTING PERSON IN

CUSIP No. G40357 116	13G	Page 6 of 11

1	NAMES OF REPORTING PERSONS Carl Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,250,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,250,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%*
12	TYPE OF REPORTING PERSON IN

*	Based on 21,562,500 Ordinary Shares outstanding as of May 16, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q filed May 16, 2016.

Item 1.

(a)	Name of Issuer:

GP Investments Acquisition Corp.

(b)	Address of Issuer’s Principal Executive Offices:

150 E. 52nd Street, Suite 5003

New York, NY 10022

Item 2.

(a)	Name of Person Filing:

This statement is filed on behalf of Silver Rock Financial GP LLC (“SRF-GP”), Silver Rock Financial LP (“SRF-LP”), Silver Rock Financial LLC (“SRF-LLC”), Mounte LLC (“Mounte”), Ralph Finerman and Carl Meyer, each of whom is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)	Address of Principal Business Office or, if none, Residence:

The business address of SRF-LLC, Mounte and Mr. Finerman is 1250 Fourth Street, Suite 550, Santa Monica, California 90401. The business address of each other Reporting Person is 2425 Olympic Blvd., Suite 4060W, Santa Monica, California 90404.

(c)	Citizenship:

SRF-GP, SRF-LP, SRF-LLC and Mounte are organized under the laws of the state of Delaware. Ralph Finerman and Carl Meyer each is a citizen of the United States.

(d)	Title of Class of Securities:

Ordinary Shares, par value $0.0001 per share

(e)	CUSIP Number:

G40357 116

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Ownership (a-c)

Following an internal reorganization, all of the 1,029,500 Ordinary Shares previously held by SRF-LLC were contributed in an in-kind distribution to Silver Rock Opportunistic Credit Fund LP, a Cayman Islands limited partnership (“Master Fund”), and SRF-LP entered into an investment management agreement with Master Fund, which provides that SRF-LP shall have the exclusive power to vote and dispose of the Ordinary Shares held directly by Master Fund. SRF-LLC no longer has beneficial ownership of any Ordinary Shares.

Mounte holds directly 220,500 Ordinary Shares. SRF-LP has entered into an investment management agreement with Mounte, which provides that, for a period of two years, SRF-LP shall have the exclusive power to vote and dispose of the Ordinary Shares held directly by Mounte. Mounte no longer has beneficial ownership of any Ordinary Shares.

As a result of the foregoing, SRF-LP may be deemed to be the beneficial owner of the 1,029,500 Ordinary Shares held directly by Master Fund and the 220,500 Ordinary Shares held directly by Mounte. SRF-GP is the general partner of SRF-LP and, in such capacity, may be deemed to share beneficial ownership of all of the Ordinary Shares owned beneficially by SRF-LP.

Mr. Carl Meyer was the Chief Investment Officer of SRF-LLC and in such capacity previously reported beneficial ownership of the Ordinary Shares held directly by each of SRF-LLC and Mounte. Mr. Meyer is the sole member of SRF-GP and as a result controls the investment activities of SRF-GP and SRF-LP, and in such capacity Mr. Meyer may be deemed to share beneficial ownership of all of the 1,250,000 Ordinary Shares owned beneficially by SRF-GP and SRF-LP.

The 1,250,000 Ordinary Shares that may be deemed to be beneficially owned by SRF-GP, SRF-LP and Mr. Meyer represent 5.8% of the outstanding Ordinary Shares, based upon 21,562,500 Ordinary Shares outstanding as of May 16, 2016, as reported on the Issuer’s Quarterly Report on Form 10-Q filed May 16, 2016.

Mr. Ralph Finerman previously served on the Investment Committee of SRF-LLC and serves as the manager of Mounte, and in such capacities previously reported beneficial ownership of the Ordinary Shares held directly by each of SRF-LLC and Mounte. Mr. Finerman no longer has beneficial ownership of any Ordinary Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

This statement is being filed to report the fact that as of May 1, 2016, each of SRF-LLC, Mounte and Mr. Finerman has ceased to be the beneficial owner of more than 5% of the Ordinary Shares.  ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

As the direct holders of the Ordinary Shares described in this statement, Master Fund and Mounte have the right to receive the proceeds from the sale of the Ordinary Shares which they hold directly.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under 240.14a-11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 20, 2016

SILVER ROCK FINANCIAL GP LLC

By:	/s/ Michael W. Skarda
Name:	Michael W. Skarda
Title:	General Counsel

SILVER ROCK FINANCIAL LP
By:	Silver Rock Financial GP LLC, its general partner

By:	/s/ Michael W. Skarda
Name:	Michael W. Skarda
Title:	General Counsel

SILVER ROCK FINANCIAL LLC

By:	/s/ Ralph Finerman
Name:	Ralph Finerman
Title:	Manager

MOUNTE LLC

By:	/s/ Ralph Finerman
Name:	Ralph Finerman
Title:	Manager

RALPH FINERMAN

/s/ Ralph Finerman

CARL MEYER

/s/ Carl Meyer

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.